UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

(Rule 14d-101)

SOLICITATION/RECOMMENDATION STATEMENT

UNDER SECTION 14(d)(4) OF THE

SECURITIES EXCHANGE ACT OF 1934

CONVIO, INC.

(Name of Subject Company)

CONVIO, INC.

(Name of Person(s) Filing Statement)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

21257W 105 (Common Stock)

(CUSIP Number of Class of Securities)

Gene Austin

President and Chief Executive Officer

11501 Domain Drive, Suite 200

Austin, Texas 78758

(512) 652-2600

(Name, address and telephone number of person authorized to receive notice and communications on behalf of the person(s) filing statement).

With a Copy to:

John J. Gilluly, Esq.

DLA Piper LLP (US)

401 Congress, Suite 2500

Austin, Texas 78701

(512) 457-7000

☒	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Joint Press Release issued by Convio, Inc. and Blackbaud, Inc. on January 17, 2012

Blackbaud, Inc. Announces Agreement to Acquire Convio

•	Combining strengths will provide a comprehensive and compelling set of multi-channel supporter engagement solutions to nonprofit organizations of all sizes

•	Combined company has over $440 million in trailing twelve months pro-forma revenue (9/30/11)

•	Acquisition expected to be accretive to Blackbaud’s 2012 non-GAAP EPS and contribute to substantial free cash flow

Charleston, S.C. and Austin, TX – January 17, 2012 – Blackbaud, Inc. (NASDAQ: BLKB), the leading provider of software and related services designed for nonprofit organizations, announced today that it has entered into a definitive merger agreement with Convio, Inc. (NASDAQ: CNVO), a leading provider of on-demand constituent engagement solutions that enable nonprofit organizations to more effectively raise funds, advocate for change and cultivate relationships.

Blackbaud and Convio share the belief that fully engaged supporters drive maximum value for nonprofit organizations. The acquisition of Convio will combine the two companies’ strengths to accomplish a common mission – making multi-channel supporter engagement a reality – at a faster pace than either company could achieve on its own. With nonprofit supporters acting across multiple channels, including receiving messages, donating, and advocating, across websites, social networks, email, mobile, events and direct mail, solutions must be designed to deliver optimum engagement across channels. Convio’s strength in online and social is a perfect complement to Blackbaud’s expertise, and its addition will enable Blackbaud to better serve nonprofit organizations.

Under the terms of the agreement, Blackbaud will acquire all outstanding shares of common stock of Convio for $16.00 per share, representing a premium of 49% compared to Convio’s recent closing price and an enterprise value of approximately $275 million (based on fully diluted shares). Blackbaud will finance the deal through a combination of cash and debt. In addition to providing meaningful and immediate value for Convio’s shareholders, the transaction is expected to be accretive to Blackbaud’s non-GAAP financial results for the full year 2012 and increasingly so in future years.

The board of directors of both companies have unanimously approved the transaction. The acquisition is structured as a cash tender offer followed by a merger, and is expected to close during the first quarter of 2012. All Convio directors and officers and certain of its affiliates (representing over 30% of Convio’s total outstanding shares) have agreed to tender all of their respective shares subject to tender and support agreements. The consummation of the tender offer is subject to various conditions, including a minimum tender of at least a majority of outstanding Convio shares on a fully diluted basis, the expiration or termination of the waiting period under the Hart-Scott-Rodino Antitrust Improvements Act, and other customary conditions.

Marc Chardon, Blackbaud’s President and CEO, said, “We are extremely excited to announce our agreement to acquire Convio, which is a significant event for both companies. We fully expect that Convio’s best-in-class, SaaS-based capabilities for large events, advocacy and federated organizations will enable Blackbaud to offer the industry’s most diverse and flexible set of online capabilities on a global basis. Moreover, the addition of Convio will broaden Blackbaud’s application portfolio, enabling the combined company to offer a comprehensive set of multi-channel supporter engagement solutions to nonprofit organizations of all sizes.”

Chardon added, “Combining Convio and Blackbaud is expected to help create one of the largest SaaS vendors with over $440 million in trailing twelve months pro forma revenue. The strength and complementary nature of our combined value proposition will position Blackbaud well to capitalize on the large and underpenetrated market for delivering innovative solutions to the nonprofit industry.”

Convio’s products enable nonprofit organizations to harness the full potential of the Internet and social media as new channels for constituent engagement and fundraising. Convio has over 1,500 customers in the U.S., Canada and the U.K., including 29 of the top 50 U.S. charities. In 2010 alone, Convio’s U.S. clients used its software and services to raise more than $1.3 billlion online, send more than 4 billion emails, power more than 32 million advocacy actions and manage relationships with more than 248 million constituents.

Gene Austin, Convio’s President and CEO, said, “We expect the combination of Convio and Blackbaud to provide large nonprofit organizations with the best of both worlds, the industry’s strongest online fundraising solution along with market leading CRM capabilities. Our respective solutions, areas of vertical expertise and customer bases are highly complementary, and we have received many customer requests to integrate our capabilities over the years. We will now be able to meet this market demand and provide both of our customer bases with access to a broad and deep application suite designed specifically for nonprofit organizations.”

After the acquisition closes, Austin will take on a leadership role at Blackbaud, reporting to Marc Chardon.

BofA Merrill Lynch is acting as the exclusive financial advisor with Wyrick Robbins Yates & Ponton LLP and Davis Polk & Wardell LLP serving as the legal advisors to Blackbaud. JPMorgan Chase Bank, N.A., SunTrust Bank and BofA Merrill Lynch are providing financing to Blackbaud for this transaction. J.P. Morgan Securities LLC is acting as lead arranger and lead bookrunner, with SunTrust Robinson Humphrey, Inc. acting as a joint lead arranger and joint bookrunner. Stifel, Nicolaus & Company, Incorporated is acting as the exclusive financial advisor with DLA Piper LLP (US) serving as the legal advisors to Convio.

Financial overview of transaction and combined company

Pro Forma Combined Company Financial Profile (trailing twelve months ended 9/30/2011, non- GAAP, unaudited)

•	$440 million in revenue

•	$94.9 million in adjusted EBITDA

•	Free cash flow of $66.5 million*

*	Cash from operations of $83.0 million less capital expenditures of $16.5 million

The acquisition of Convio will be funded by a combination of Blackbaud’s existing cash balance, expansion and extension of the company’s current debt facility, as well as newly issued syndicated debt. After closing the acquisition, the combined company is expected to have net debt of approximately $240 million, which represents approximately 2.5x proforma consolidated adjusted EBITDA for the twelve months ended September 30, 2011.

Tony Boor, Blackbaud’s Senior Vice President and Chief Financial Officer, stated, “In addition to the strategic reasons supporting the acquisition of Convio, we believe it is also highly attractive from a financial perspective. We expect the transaction to have an accretive impact on our non-GAAP diluted earnings per share for the full year 2012, and even more so in future years as we realize efficiencies from integrating our companies. The addition of Convio will also significantly increase the size of Blackbaud’s subscription revenue and further strengthen our SaaS and transactional offerings.”

Boor added, “to our free cash flow being much greater than our expected cash interest expense, in addition to the fact that we expect. We are very confident in the company’s ability to service its new debt balance due further enhancements of our cash flow following the acquisition and integration of Convio.”

Conference Call Details

Blackbaud will host a conference call today, January 17, 2012, at 8:15 a.m. (Eastern Time) to discuss the acquisition. To access this call, dial 877-857-6149 (domestic) or 719-325-4894 (international). A replay of the conference call will be available through January 24, 2012 at 877-870-5176 (domestic) or 858-384-5517 (international). The replay passcode is 3746993. A live webcast of this conference call will be available on the “Investor Relations” page of the Company’s website at www.blackbaud.com/investorrelations, and a replay will be archived on the website as well.

About Blackbaud

Serving the nonprofit and education sectors for 30 years, Blackbaud (NASDAQ: BLKB) combines technology and expertise to help organizations achieve their missions. Blackbaud works with more than 25,000 customers in over 60 countries that support higher education, healthcare, human services, arts and culture, faith, the environment, independent K-12 education, animal welfare, and other charitable causes. The company offers a full spectrum of cloud-based and on-premise software solutions and related services for organizations of all sizes including: fundraising, eMarketing, social media, advocacy, constituent relationship management (CRM), analytics, financial management, and vertical-specific solutions. Using Blackbaud technology, these organizations raise more than $100 billion each year. Recognized as a top company by Forbes, InformationWeek, and Software Magazine and honored by Best Places to Work, Blackbaud is headquartered in Charleston, South Carolina and has employees throughout the US, and in Australia, Canada, Hong Kong, Mexico, the Netherlands, and the United Kingdom. For more information, visit www.blackbaud.com.

About Convio

Convio is a leading provider of on-demand constituent engagement solutions that enable nonprofit organizations to maximize the value of every relationship. With Convio constituent engagement solutions, nonprofits can more effectively raise funds, advocate for change and cultivate relationships with donors, activists, volunteers, event participants, alumni and other constituents. Convio offers two open, cloud-based constituent engagement solutions: Convio Common Ground CRM™ for small- and mid-sized nonprofits and Convio Luminate™ for enterprise nonprofits. Headquartered in Austin, Texas with offices across the United States and United Kingdom, Convio serves more than 1,500 nonprofit organizations globally. Convio is listed on the NASDAQ Global Market under the symbol CNVO. For more information, please visit www.convio.com.

Investor Contact:

Tim Dolan

ICR

timothy.dolan@icrinc.com

617-956-6727

Media Contact:

Melanie Mathos

Blackbaud

843-216-6200 x3307

melanie.mathos@Blackbaud.com

Karoline McLaughlin

Convio

512-652-7865

kmclaughlin@convio.com

SOURCE: Blackbaud, Inc.

Forward-looking Statements

Except for historical information, all of the statements, expectations, and assumptions contained in this news release are forward-looking statements that involve a number of risks and uncertainties. Although we attempt to be accurate in making these forward-looking statements, it is possible that future circumstances might differ from the assumptions on which such statements are based. In addition, other important factors that could cause results to differ materially include the following: risks that the Convio merger will not close or that its expected benefits will not be achieved (including risks that the tender offer is not successful or that the related debt financing, regulatory approvals and consents are not obtained); general economic risks; uncertainty regarding increased business and renewals from existing customers; continued success in sales growth; management of integration of acquired companies and other risks associated with acquisitions; risks associated with successful implementation of multiple integrated software products; the ability to attract and retain key personnel; risks related to our dividend policy and share repurchase program, including potential limitations on our ability to grow and the possibility that we might discontinue payment of dividends; risks relating to restrictions imposed by the credit facility; risks associated with management of growth; lengthy sales and implementation cycles, particularly in larger organizations; technological changes that make our products and services less competitive; and the other risk factors set forth from time to time in the SEC filings for Blackbaud and Convio, copies of which are available free of charge at the SEC’s website at www.sec.gov or upon request from Blackbaud’s investor relations department (with respect to Blackbaud filings) or upon request from Convio’s investor relations department (with respect to Convio filings).

All Blackbaud product names appearing herein are trademarks or registered trademarks of Blackbaud, Inc.

All Convio product names appearing herein are trademarks or registered trademarks of Cinvio, Inc.

Non-GAAP Financial Measures

Blackbaud has provided in this release financial information that has not been prepared in accordance with GAAP. This information includes non-GAAP adjusted EBITDA and free cash flow. Blackbaud uses these non-GAAP financial measures internally in analyzing its financial results and believes they are useful to investors, as a supplement to GAAP measures, in evaluating Blackbaud’s ongoing operational performance. Blackbaud believes that the use of these non-GAAP financial measures provides an additional tool for investors to use in evaluating ongoing operating results and trends and in comparing its financial results with other companies in Blackbaud’s industry, many of which present similar non-GAAP financial measures to investors. The non-GAAP financial results discussed above exclude the following from net income: interest, taxes, depreciation and amortization, stock-based compensation, acquisition related costs and certain non-cash and non-recurring items.

Securities Law Disclosure

The tender offer for the outstanding common stock of Convio has not yet commenced. This press release is for informational purposes only and is not an offer to buy or the solicitation of an offer to sell any securities. The solicitation and the offer to buy shares of Convio common stock will be made only pursuant to an offer to purchase on Schedule TO and related materials that Blackbaud intends to file with the SEC. Convio also intends to file a solicitation/recommendation statement on Schedule 14D-9 with respect to the offer. Convio stockholders and other investors should read these materials carefully when they become available because they will contain important information, including the terms and conditions of the offer. Convio stockholders and other investors will be able to obtain copies of these materials without charge from the SEC through the SEC’s website at www.sec.gov, from Georgeson Inc., the information agent for the offer, toll-free at (800) 868-1391 (banks and brokers call (212) 440-9800), from Blackbaud (with respect to documents filed by Blackbaud with the SEC) by going to the Investor Relations section of Blackbaud’s website at www.blackbaud.com, or from Convio (with respect to documents filed by Convio with the SEC) by going to the Investor Relation’s section of Convio website at www.convio.com. Stockholders and other investors are urged to read those materials carefully prior to making any decisions with respect to the offer.

Blackbaud, Inc.

Reconciliation of GAAP to Non-GAAP financial measures

(Unaudited)

	Twelve months ended September 30, 2011
(in thousands)	Blackbaud	Convio	Pro Forma Combined Total
GAAP revenue	$363,165	$76,933	$440,098

Reconcilation of net income to adjusted EBITDA:
GAAP net income	$34,817	$2,441	$37,258

Non-GAAP adjustments:
Add: Interest expense (income), net	(106)	(89)	(195)
Add: Income tax expense	17,562	214	17,776
Add: Depreciation expense	9,058	2,274	11,332
Add: Amortization of intangibles from business combinations and capitalized software costs	7,336	1,675	9,011
Add: Stock-based compensation expense	14,732	2,815	17,547
Add: Acquisition-related expenses	2,054	702	2,756
Less: Gain on sale of assets	(550)	—	(550)

Total Non-GAAP adjustments	50,086	7,591	57,677

Non-GAAP adjusted EBITDA	$84,903	$10,032	$94,935

GAAP cash flow from operating activities	$74,764	$8,234	$82,998

Non-GAAP adjustments:
Less: Capital expenditures	(13,160)	(3,295)	(16,455)

Free cash flow	$61,604	$4,939	$66,543